December 20, 2019

Paul R. Gudonis
Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

       Re: Myomo, Inc.
           Registration Statement on Form S-1
           Filed December 16, 2019
           File No. 333-235538

Dear Mr. Gudonis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    James H. Xu, Esq.